Via Facsimile and U.S. Mail
Mail Stop 6010


July 11, 2005


Mr. David E. Nelson
Chief Financial Officer
Sanguine Corporation
101 East Green Street, #11
Pasadena, CA  91105

Re:	Sanguine Corporation
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Filed May 6, 2005
	File No. 000-24480

Dear Mr. Nelson:

	We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.
After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Item 7.  Financial Statements

Independent Auditors` Report

1. Please tell us how an opinion signed by "HJ Associates &
Consultants, LLP" complies with Article 2 of Regulation S-X, when
"HJ
& Associates, LLC" appears to be the closest firm, in name, to be licensed in the state of Utah and to be registered with the PCAOB.


Consolidated Statements of Operations

2. Please tell us the extent to which professional fees represent research and development expenses and how your existing disclosures comply with paragraph 13 of SFAS 2.

Notes to the Financial Statements

Note 3 - Related Party Transactions, Debt Cancellation,
Contribution
and Stock ...

3. Please tell us where you recognized the contribution of accrued salary and interest.

Note 6 - Stock Options and Warrants

4. Please tell us when and where you recognized the expense for the warrants issued in connection with the issuance of a convertible debenture. In so doing, please tell us the when the debenture was to mature and how your accounting complied with APB 14.

Item 8(a).  Controls and Procedures

5. Please tell us how your disclosures complies with Item 307 of Regulation S-B, as the definition of disclosure controls and procedures, in Exchange Act Rule 13a-15, would appear to encompass more than just the timely alerting of material information.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Oscar M. Young, Jr., Senior Staff
Accountant,
at (202) 551-3622 if you have questions regarding the comments.
Please contact me at (202) 551-3679 with any other questions.


Sincerely,



for Jim B. Rosenberg
Senior Assistant Chief
Accountant
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Mr. David E. Nelson
Sanguine Corporation
July 11, 2005
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